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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                      Ceramics Process Systems Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156905 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mark J. Macenka, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   2     OF    10   PAGES
------------------------                         -------------------------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      ARD Master, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                    [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF                  0 shares
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY
    EACH                     2,184,789 shares
  REPORTING            ---------------------------------------------------------
   PERSON               9    SOLE DISPOSITIVE POWER
    WITH
                             0 shares
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             2,184,789 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,184,789 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
--------------------------------------------------------------------------------

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   3     OF    10   PAGES
------------------------                         -------------------------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Phoenix Venture Partners, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts Corporation
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF                  0 shares
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY
    EACH                     2,184,789 shares
  REPORTING            ---------------------------------------------------------
   PERSON               9    SOLE DISPOSITIVE POWER
    WITH
                             0 shares
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             2,184,789 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,184,789 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   4     OF    10   PAGES
------------------------                         -------------------------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Nicholas W. Noon
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF                  0 shares
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY
    EACH                     2,184,789 shares
  REPORTING            ---------------------------------------------------------
   PERSON               9    SOLE DISPOSITIVE POWER
    WITH
                             0 shares
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             2,184,789 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,184,789 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   5     OF    10   PAGES
------------------------                         -------------------------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Stewart H. McConaughy
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF                  0 shares
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY
    EACH                     2,184,789 shares
  REPORTING            ---------------------------------------------------------
   PERSON               9    SOLE DISPOSITIVE POWER
    WITH
                             0 shares
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             2,184,789 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,184,789 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   6     OF    10   PAGES
------------------------                         -------------------------------


                                  Schedule 13D

Item 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.01 par value (the "Common Stock"), of Ceramics Process Systems Corporation (the "Issuer") having its principal executive office at 111 South Worcester Street, P.O. Box 338, Chartley, MA 02712.

Item 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by ARD Master, L.P. ("ARD Master"), Phoenix Venture Partners, Inc. ("Phoenix"), which is the sole general partner of ARD Master, and Messrs. Nicholas W. Noon ("Noon"), the President and Director of Phoenix, and Stewart H. McConaughy ("McConaughy"), a Director of Phoenix. ARD Master, Phoenix and Messrs. Noon and McConaughy are sometimes referred to collectively herein as the "Reporting Persons".

     The address of the principal business office of ARD Master, L.P., Phoenix and Noon is: 84 State Street, Suite 900, Boston, MA 02109. The address of the principal business office of McConaughy is: 76 St. Paul Street, Box 369, Burlington, VT 05402.

     The principal business of ARD Master is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Phoenix is to act as the sole general partner of ARD Master. The principal business of Messrs. Noon and McConaughy are their activities on behalf of Phoenix and others.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ARD Master is a limited partnership organized under the laws of the State of Delaware. Phoenix is a corporation organized under the laws of the Commonwealth of Massachusetts. Each of Messrs. Noon and McConaughy is a United States Citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 13, 1999, ARD Master acquired 1,170,494 shares of Common Stock (the "Initial Shares") and options to purchase 2,720 shares of Common Stock, as a distribution from American Research & Development III, L.P. ("ARD III") in connection with ARD III's liquidation and dissolution. At this time, ARD Master was the majority limited partner and sole general partner of ARD III. No consideration was paid for the Initial Shares or options. On May 1, 2002, the options to purchase 2,720 shares of Common Stock expired pursuant to their terms.

     On April 14, 2000, ARD Master acquired 1,014,295 shares of Common Stock (the "Additional Shares" and, together with the Initial Shares, the "Shares") and options to purchase 2,280 shares of Common Stock, as a distribution from American Research & Development I, L.P. ("ARD I") in connection with ARD I's liquidation and dissolution. At this time, ARD Master was the sole limited partner and sole general partner of ARD I. No consideration was paid for the Additional Shares or options. On May 1, 2002, the options to purchase 2,280 shares of Common Stock expired pursuant to their terms.

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   7     OF    10   PAGES
------------------------                         -------------------------------


Item 4.  PURPOSE OF TRANSACTION.

     ARD Master acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, ARD Master may dispose of or acquire additional shares of Common Stock. Francis J. Hughes, Jr., a Vice President of Phoenix, has joined the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) ARD Master is the record owner of 2,184,789 shares of Common Stock of the Issuer, the Shares. As the sole general partner of ARD Master, Phoenix may be deemed to own beneficially all of the Shares. As an individual director of Phoenix, each of Messrs. Noon and McConaughy may also be deemed to own beneficially all of the Shares.

          Each of the Reporting Persons may be deemed to own beneficially 17.7% of the Common Stock of the Issuer, which percentage is calculated based upon 12,315,221 shares of Common Stock reported to be outstanding by the Issuer as of March 30, 2002, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except ARD Master, disclaims beneficial ownership of the Shares.

     (b)  Regarding the number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   8     OF    10   PAGES
------------------------                         -------------------------------

                 0 shares for each Reporting Person.

          (ii)   shared power to vote or to direct the vote:

                 2,184,789 shares for each Reporting Person.

          (iii)  sole power to dispose or to direct the disposition:

                 0 shares for each Reporting Person.

          (iv)   shared power to dispose or to direct the disposition:

                 2,184,789 shares for each Reporting Person.

     (c) None of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   9     OF    10   PAGES
------------------------                         -------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2002



ARD MASTER, L.P.


     By: /s/ Todd A. Klibansky
        ----------------------------------------
        Name:  Todd A. Klibansky
        Title:  Secretary/Treasurer
                Phoenix Venture Partners, Inc.
                General Partner - ARD Master, L.P.




PHOENIX VENTURE PARTNERS, INC.


     By: /s/ Todd A. Klibansky
        ----------------------------------------
        Name:  Todd A. Klibansky
        Title:  Secretary/Treasurer




/s/ Nicholas W. Noon
------------------------------------------------
Nicholas W. Noon




/s/ Stewart H. McConaughy
------------------------------------------------
Stewart H. McConaughy

-------------------------                        -------------------------------
 CUSIP NO.  156905 10 1             13D           PAGE   10     OF    10   PAGES
------------------------                         -------------------------------


                                                                       EXHIBIT 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ceramics Process Systems Corporation.

     EXECUTED this 10th day of September 2002.



ARD MASTER, L.P.


      By: /s/ Todd A. Klibansky
          ---------------------------------------
             Name:  Todd A. Klibansky
             Title:  Secretary/Treasurer
                     Phoenix Venture Partners, Inc.
                     General Partner - ARD Master, L.P.




PHOENIX VENTURE PARTNERS, INC.


      By: /s/ Todd A. Klibansky
         ----------------------------------------
         Name:  Todd A. Klibansky
         Title:  Secretary/Treasurer




/s/ Nicholas W. Noon
-------------------------------------------------
Nicholas W. Noon




/s/ Stewart H. McConaughy
-------------------------------------------------
Stewart H. McConaughy